UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St. Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release entitled "Alon Blue Square Israel Ltd. Announces Midroog Ltd. Reaffirmation of "P-1" for Commercial Paper in Israel."

2.	An unofficial translation of Midroog's report, and Consent of Rating Agency by Midroog.

Contact:

Alon Blue Square Israel Ltd.

Ortal Klein

Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ortal.klein@alon-oil.co.il

ALON BLUE SQUARE ISRAEL LTD. ANNOUNCES MIDROOG LTD. RATING OF
"A2/NEGATIVE" FOR SERIES A AND C BONDS AND REAFFIRMATION OF THE
"P-1" RATING FOR COMMERCIAL PAPER.

ROSH HAAYIN, Israel, May 13, 2013 – Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: "the Company") announced today that Midroog Ltd., an Israeli rating agency and a 51% subsidiary of Moody's ("Midroog"), announced that it had reaffirmed the "A2" rating of the Series A and C bonds issued by the Company while changing the rating outlook from stable to negative. In addition, Midroog reaffirmed the "P-1" rating for commercial paper issued by the Company in a sum of NIS 75 million up to NIS 120 million.

A translation of Midroog's report provided by Midroog can be found in the SEC internet site at www.sec.gov under a Form 6-K submitted by the Company today. The official report is published in Hebrew.

The Company has no current intention to offer any additional commercial paper. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any commercial paper.

*  *  *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Blue Square, through its 100% subsidiary, Mega Retail Ltd., operated 212 supermarkets under different formats as of December 31, 2012, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In the Fueling and Commercial Sites segment, through its 78.43% subsidiary, Dor Alon Energy in Israel (1988) Ltd., which is listed on the Tel Aviv stock exchange ("TASE"), Alon Blue Square is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operated a chain of 202 filling stations and 209 convenience stores in different formats in Israel as of December 31, 2012. In its Non-Food segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of Non-Food products as retailer and wholesaler. In its Real Estate segment, Alon Blue Square, through its TASE traded 74.76% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates a cellular network in Israel under the brand name YouPhone, and through Diners Club Israel Ltd., a 49% held associate, operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

/s/ Ortal Klein

Ortal Klein, Adv.
May 13, 2013	Corporate Secretary